FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2011
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Resolutions Approved in Annual Shareholder´s Meeting of ICA

Mexico City, April 15, 2011 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announced that in the Annual Shareholders’ Meeting held on April 14, 2011, the shareholders approved the audited financial statements for 2010. The shareholders also approved the maximum amount of Ps. 1 billion as a reserve for share purchase program. Melissa Boisson Portillo, Luis Horcasitas Manjarrez, and Rubén López Barrera were elected as new members of the Board of Directors. The Shareholders’ Meeting also elected Elsa Beatriz Garcia Bojorges the new Chair of the Audit Committee; she is an audit committee financial expert, within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002. During the meeting, six independent members of the Board of Directors were ratified.

Melissa Boisson Portillo is currently the Public Affairs Manager for the North Region of Latin American for The Dow Chemical Company based in Mexico City.  Prior to her involvement with Dow, she held various public affairs positions in both industry and government institutions as well as in the Inter-American Development Bank.  She holds a Master in Science in Sustainable Development from the Instituto de Estudios Superiores de Monterrey, including a research exchange and thesis program at Twente University in the Netherlands. She is member of the International Network of Leaders in Environment and Development (LEAD); in addition, she holds a Bachelors degree in International Relations from the Universidad Iberoamericana.  She participates in various corporate-social-responsibility related groups and is Vice-Chair of the Social Responsibility Committee within the American Chamber of Commerce in Mexico and Member of the Board of a non-for-profit organization, INNOVEC, whose main focus is to promote science teaching and learning through innovative methodologies for Mexican children.

Luis Horcasitas Manjarrez is Director for Civil Construction for ICA and a member of ICA’s Executive Committee. In his more than 30 years of experience in ICA, he has held a variety of positions including as divisional director of heavy construction, director of infrastructure operations, and director of international concessions, among others. Mr. Horcasitas was also the director of our El Cajón hydroelectric project. He studied engineering at the Escuela de Ingeniería Municipal and has taken specialized courses in road building. He previously served as the Vice President of Construction for the Mexican Association of Roadways, A.C. (AMIVT) and as alternate representative of the Communications and Transportation sector of the Mexican Construction Industry Chamber of Commerce. He is an active participant in several engineering related associations in Mexico.

Rubén Gerardo López Barrera is Director of Strategic Planning, Business Development, and International for ICA and a member of ICA’s Executive Committee. He previously served as Chief Executive Officer of ICA’s airport subsidiary OMA, as also as OMA’s Director for Human Resources, Legal, and Communication, and as ICA’s Business Development Director and Project Finance Director. He has more than 17 years working in ICA. Mr. López received a degree in Civil Engineering from the Universidad Iberoamericana, a Master of Science in Management from the Stanford University Sloan Master’s Program, and a Master’s in Business Administration from the joint program of the Pontificia Universidad Católica de Chile and the University of Washington in Seattle, WA.

ICA’s shareholders also accepted the resignations of Luis Fernando Zárate Rocha, Sergio Fernando Montaño León, and Juan Claudio Salles. Bernardo Quintana, ICA’s Chairman, said, “On behalf of the Board of Directors, I would like to extend my thanks to Sergio, Luis Fernando, and Juan Claudio for their many years of service to ICA, for their counsel, and their friendship.”

The Board of Directors elected at the Shareholders’ Meeting is made up of 18 members, of whom 11 are considered Independent Directors under Mexican law.

For additional information contact:
Alonso Quintana, CFO alonso.quintana@ica.com.mx Luz Montemayor, IRO (5255) 5272 9991 ext. 3692 luz.montemayor@ica.com.mx	Investor Contact: relacion.inversionistas@ica.com.mx In the United States: Zemi Communications, Daniel Wilson (1212) 689 9560 dbmwilson@zemi.com

The Audit Committee will be made up by Elsa Beatriz Garcia Bojorges, Margarita Hugues Velez, and Fernando Flores y Pérez. The Corporate Practices, Finance, Planning and Sustainability Committee, as ratified at the Shareholders’ Meeting, will be made up by Fernando Flores y Pérez, Fernando Ruíz Sahagun, Alberto Mulás Alonso, and Aarón Dychter Poltolarek.

The complete version of the summary of the resolutions adopted by the annual general shareholders´ meeting are available under the section of events at ICA’s Investor Relations website www.ica.com/ir

Empresas ICA, S.A.B. de C.V. is Mexico's largest construction and infrastructure operations company. Founded in 1947, ICA’s principal lines of business are civil and industrial construction and engineering; infrastructure operations, including airports, toll roads, and water systems and; homebuilding. For more information visit www.ica.com.mx.

This press release may contain projections or other forward-looking statements related to ICA that involves risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2011
Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer